

FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS SECOND QUARTER 2003 RESULTS
Net Operating Income Increases

ROCHESTER, NY, August 8, 2003 -- Home Properties (NYSE:HME) today released financial results for the second quarter and six months of 2003. All results are reported on a diluted basis.

For the quarter ended June 30, 2003, Funds From Operations ("FFO") was $35,596,000, or $.75 per share, compared with $36,278,000, or $.78 per share, for the quarter ended June 30, 2002. These results were in line with the Company-provided guidance for the quarter and equate to a 1.9% decrease in total FFO over the comparable prior-year period and a 4.0% decrease on a per-share basis. FFO for the six months ended June 30, 2003, was $63,946,000, or $1.35 per share, compared with $65,461,000, or $1.41 per share, a 2.3% decrease in total FFO from the prior year and a 4.4% decrease on a per-share basis. A reconciliation of GAAP net income to FFO for the quarter ended June 30, 2003, is included with the financial data in this news release.

Earnings Per Share ("EPS") for the quarter ended June 30, 2003, was $.31, compared with $.39 for the quarter ended June 30, 2002, or a decrease of 19.5%, which was primarily attributable to the gains on disposition of real property in 2002 that were significantly higher than the real estate gains in 2003 along with an increase in depreciation. The effect of these items was offset, in part, by the impact on EPS of the premium paid to repurchase the Series B Convertible Preferred Stock during the second quarter of 2002, which was not experienced in 2003. EPS for the six months ended June 30, 2003, was $.45, compared with $.63 for the six months ended June 30, 2002, or a decrease of 28.5%. This decrease was primarily attributable to the same factors as the quarter-to-quarter decrease offset, in part, by the impact of the premium paid on the repurchase of the Series B Preferred Stock described above.

"Home Properties' results for the quarter were solid, despite the challenging operating environment, higher expenses due to colder than normal weather, and several expense items unrelated to property management that the Company did not have in the same period last year," said Norman Leenhouts, Chairman and Co-CEO. Results for the quarter ended June 30, 2003, reflect charges of $304,000 relating to certain government-assisted ("affordable") properties in which the Company is a general partner, as described below. Also, included in the second quarter results is a $207,000 expense for stock options, as the Company first began recording options as an expense in 2003. Leenhouts said, "These two expenses reduced FFO per share by 1.2 cents from our typical operating results."

Second Quarter Operating Results

For the second quarter of 2003, same-property comparisons (for 129 "Core" properties containing 36,736 apartment units owned since January 1, 2002) reflected an increase in rental revenues of 3.1%, total revenues of 3.6%, and a positive increase in net operating income

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("NOI") of 0.1% over the second quarter of 2002. Property level operating expenses increased by 8.5%, primarily due to increases in utility costs, repairs and maintenance, personnel costs, and property insurance. These expense increases were partially offset by reduced real estate tax expenses. Average economic occupancy for the Core properties remained consistent and was 92.3% for both the second quarter of 2003 and 2002, with average monthly rental rates increasing 3.1% to $880.

Compared to the 2003 first quarter results for the Core properties, rental revenues were up 2.6% in the second quarter of 2003, total revenues were up 2.9%, and net operating income was up 13.5%. Property level operating expenses were down 8.4%, primarily due to lower utility costs as the winter heating season ended. Average economic occupancy was up 1.6% from the first quarter, with average monthly rents 0.7% higher.

Occupancies for the 4,772 apartment units acquired between January 1, 2002, and June 30, 2003 (the "Recently Acquired Communities") averaged 94.1% during the second quarter of 2003, at average monthly rents of $1,098.

Year-to-Date Operating Results

For the six months ended June 30, 2003, same-property comparisons for the Core properties showed an increase in rental revenues of 3.0% whereas net operating income decreased by 0.4% over the first six months of 2002. Property level operating expenses increased by 8.1%, primarily due to increases in utility costs, repairs and maintenance, personnel costs, and property insurance, offset in part by reductions in real estate tax expenses. Average economic occupancy for the Core properties decreased slightly from 91.7% to 91.5%, with average monthly rents rising 3.2%.

The yield on the Recently Acquired Communities during the second quarter of 2003 averaged 7.9% on an annualized basis, which is in line with announced first year results (calculated as the net operating income from the properties, less an allowance for general and administrative expenses equal to 3% of revenues, all divided by the acquisition costs plus capital improvement expenditures in excess of normalized levels).

Interest and Dividend Income

Interest and dividend income decreased $312,000 during the second quarter of 2003, resulting from a combination of decreased levels of financing to affiliates and a lower interest rate environment.

Acquisitions and Dispositions

During the second quarter of 2003, there were no new acquisitions or dispositions. Year to date the Company has acquired one property with 280 units for a total purchase price of $34 million and disposed of two communities with a combined 552 apartment units for total consideration of $21.1 million.

Subsequent to the end of the second quarter, the Company sold one community with a total of 212 units located in Kingston, Pennsylvania. The total purchase price of $10.5 million equated to approximately $49,500 per unit. The Company expects to record a related loss on sale in the third quarter, net of minority interest, of approximately $240,000. The buyer assumed

$5.7 million in debt and paid $4.8 million in cash. The weighted average expected first year cap rate for this community is 11.0%. This property was purchased last year as part of a portfolio and was the only property not located on Long Island, New York.

The Company continues to review the performance of its portfolio of properties to identify those communities that have reached their potential or are less efficient to operate due to their size or remote location.   At the same time, the Company is continually researching acquisition opportunities in its current geographic markets that meet the Company's desired return on investment.

Leenhouts said, "The acquisition environment is very difficult as we are competing for deals with buyers who use much higher leverage than is our strategy.   Nevertheless, with several acquisitions now in the pipeline and a focused acquisition strategy for the balance of the year, we believe we can achieve growth of $250 million in acquisitions in 2003 to continue to grow the Company."

Management Companies

As of December 31, 2002, the Operating Partnership held 95% of the economic interest in Home Properties Management, Inc. and 99% of the economic interest in Home Properties Resident Services, Inc. (together, the "Management Companies") through non-voting common stock. Nelson and Norman Leenhouts (the "Leenhoutses"), Home Properties' Co-CEOs, held the remaining five percent and one percent interest, respectively, through the ownership of voting common stock. Effective January 1, 2003, the Operating Partnership acquired all of the shares held by the Leenhoutses such that the Management Companies are now wholly owned subsidiaries of the Company.   This transfer was completed to avoid potential conflicts of interest. The accounts and operations of the Management Companies as of and for the three- and six-month periods ended June 30, 2003, have been consolidated herein.

The net result from this activity in the Statement of Operations is not materially different due to this transfer, although the results are reported on different line items compared to the previous recording of the Company's share of the income within the line item Equity in earnings (losses) of unconsolidated affiliates. For the three and six months ended June 30, 2002, the net share of losses from Management Companies of $242,000 and $503,000, respectively, is included in Equity in earnings of unconsolidated affiliates. The various items of income and expense that comprise that net activity are detailed in the supplemental information.   For 2003, revenue generated from this activity is reflected in Other income, explaining the significant increase of $587,000 and $1,237,000 when comparing the three and six months ended June 30, 2003, respectively, to the same periods in 2002. The other line item which increased significantly due to consolidation of this activity was general and administrative expense. Included in the 2003 general and administrative expenses of $4,582,000 and $9,701,000 for the three- and six-month periods ended June 30, 2003, respectively, was $1,094,000 and $2,250,000, respectively, associated with the Management Companies.

Update on Sale of Affordable Properties

In the fourth quarter of 2002, the Company announced its intention to sell virtually all of the assets associated with its general partner interests in the affordable properties to focus solely on the direct ownership and management of market rate apartment communities. At that time, the Company announced its intention to sell the assets, which include principally loans, advances and management contracts, in three phases. The status of the sales is as follows:

Phase I, consisting of the Company's interest in 40 New York State Rural Development and low income housing tax credit properties, is expected to close in the third quarter of 2003.

Phase II, consisting of the Company's interest in 49 Pennsylvania Rural Development and other low income housing tax credit properties, is scheduled to close in the fourth quarter of 2003.

For Phase III, its interests in 35 Upstate New York, Ohio and Pennsylvania properties, the Company has received competitive bids and is expected to select a qualified buyer in the next several months with closing anticipated in the first quarter of 2004.

In the second quarter of 2003, the Company recorded an impairment charge of $304,000 to adjust these assets to management's estimate of fair market value. This charge represents monies loaned to certain affordable properties during the second quarter of 2003 to fund operating shortfalls, which are not anticipated to be recovered from projected sale proceeds. Included in Equity in earnings (losses) of unconsolidated affiliates is $211,000 of the impairment charge related to advances made during the second quarter. For the six-month period ended June 30, 2003, the Company has recorded impairment charges totaling $866,000, $346,000 of which relates to advances that were characterized as Equity in earnings (losses) of unconsolidated affiliates.

Capital Markets Activities

During the second quarter of 2003, the Company raised $7.9 million by issuing additional shares (at an average cost of $35.38 per share) under its Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP"). Approximately $6.4 million was from reinvested dividends and $1.5 million from optional cash purchases. No shares were repurchased during the quarter, although the Company continues to have Board authorization to buy back up to approximately 3.1 million shares of its common stock or Operating Partnership Units.

Also, in early May of 2003, holders of 200,000 shares of Series C Preferred Shares and 36,800 shares of Series E Preferred Shares elected to convert such shares into 661,157 and 116,456 shares of common stock, respectively. The conversion had no effect on the reported results of operations of the Company.

As of June 30, 2003, the Company's ratio of debt-to-total market capitalization was 43.7%, with $39 million outstanding on its $115 million revolving credit facility and $6.7 million of unrestricted cash on hand.   Mortgage debt of $1.3 billion was outstanding, at fixed rates of interest averaging 6.5% and with staggered maturities averaging approximately eight years. Interest coverage averaged 2.7 times during the quarter; and the fixed charge ratio, which includes preferred dividends, averaged 2.3 times.

The Company estimates its net asset value ("NAV") at June 30, 2003, to be approximately $35.16 per share based on capitalizing, at an 8.5% rate, the total of the annualized and seasonally adjusted second quarter property net operating income, plus a 4% growth factor, minus a management fee. The 8.5% capitalization rate ("cap rate") reflects the Company's estimate of an historical long-term cap rate. This rate and the resulting NAV are more comparable to previously published figures, although the Company believes an 8.0% cap rate, which would produce an NAV of $39.19, is more reflective of current market conditions.

Update on Corporate Governance Initiatives

At its meeting earlier this week, the Board approved some new corporate governance initiatives and modified some previously approved policies as follows:

• Within five years of joining the Board, each director must hold at least $100,000 of equity in the Company. (Each current director complies.)

• Directors may serve on no more than two other public company boards. (Each current director complies.)

• Upon a change in employment, Directors must submit their resignation, which will be accepted or rejected depending on the circumstances.

• All officers at the Vice President level and above are required to repay the portion of their bonus that constitutes an overpayment in the event of a financial restatement for any reason.

• All Directors and Executive Officers are required to trade in Company stock only during scheduled trading windows or pursuant to trading plans.

Review and Outlook

"We are very proud to have achieved positive NOI growth in the second quarter compared to the year ago period, considering the weak operating climate multifamily companies are experiencing," said Leenhouts. "Home Properties' results compare very favorably to others in the sector and we believe that is due to our strong markets, unique niche of extensively rehabilitating and repositioning properties, and our property-based teams who have improved occupancy levels in a difficult environment."

The Company has tightened its FFO guidance for the balance of 2003, reducing the high end of the range by seven cents and the low end of the range by three cents. A significant amount of the seven cent reduction on the high end is already embedded in the first six months' actual results which were five cents below the high end of guidance. The three cent reduction on the low end of the range reflects current operating conditions that continue to be impacted by weak job growth. Today's change results in annual FFO guidance in the range of $2.88 - $2.94 per share. The quarterly breakdown for the balance of 2003 FFO per share results is as follows: third quarter $.77-$.80; and fourth quarter $.76-$.79.

Due to the uncertain timing and extent of property dispositions and acquisitions, which could cause actual results to differ materially from estimates, we do not estimate depreciation and gains on a prospective basis, and therefore cannot reasonably estimate forward-looking EPS.

Conference Call

The Company will conduct a conference call and simultaneous Webcast today at 11:00 AM Eastern Time to review the information reported in this release. To listen to the call, please dial

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800-547-9328. A replay of the call will be available by dialing 800-633-8284 or 402-977-9140 and entering 21106009. Call replay will become available beginning at approximately 1:00 PM Eastern Time and continue until August 13.

The Company Webcast will be available live through the "Investors" section of our Web site, www.homeproperties.com, under the heading, "Financial Information", and archived by 2:30 PM.

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt, and net asset value. The supplemental information is available on the Company's Web site or via e-mail or facsimile upon request.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is the sixth largest publicly traded apartment company in the United States. A real estate investment trust with operations in selected Northeast, Midwest, and Mid-Atlantic markets, the Company owns, operates, acquires, and rehabilitates apartment communities. Currently, Home Properties operates 287 communities containing 50,628 apartment units. Of these, 41,296 units in 150 communities are owned directly by the Company; 7,422 units are partially owned and managed by the Company as general partner, and 1,910 units are managed for other owners. The Company also manages 2.2 million square feet of commercial space. For more information, view Home Properties' Web site at www.homeproperties.com.

Tables to follow.

Second Quarter Results	Avg. Economic Occupancy[c]		Q2 '03 Average Monthly Rent/ Occ Unit	Q2 '03 vs. Q2 '02		
	Q2 '03	Q2 '02		% Rental Rate Growth	% Rental Revenue Growth	% NOI Growth
Core Properties[a]	92.3%	92.3%	$ 880	3.1%	3.1%	0.1%
Acquisition Properties[b]	94.1%	NA	$1,098	NA	NA	NA
TOTAL PORTFOLIO	92.6%	92.2%	$ 905	NA	NA	NA

Year-To-Date Results	Avg. Economic Occupancy		YTD '03 Average Monthly Rent/ Occ Unit	YTD '03 vs. YTD '02		
	YTD '03	YTD '02		% Rental Rate Growth	% Rental Revenue Growth	% NOI Growth
Core Properties[a]	91.5%	91.7%	$ 877	3.2%	3.0%	(0.4%)
Acquisition Properties[b]	94.1%	NA	$1,107	NA	NA	NA
TOTAL PORTFOLIO	91.9%	91.6%	$ 903	NA	NA	NA

[a] Core Properties includes 129 properties with 36,736 apartment units owned throughout 2002 and 2003.

[b] Reflects 22 properties with 4,772 apartment units acquired subsequent to January 1, 2002.

[c] Average economic occupancy is defined as total possible rental income, net of vacancy and bad debt expense as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

HOME PROPERTIES OF NEW YORK, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	**2002**	**2003**	**2002**
Rental income	$104,319	$ 91,887	$206,240	$177,971
Other income – property related	4,163	3,482	7,808	6,615
Interest and dividend income	109	422	299	795
Other income	1,122	535	2,321	1,084
Total revenues	109,713	96,326	216,668	186,465
Operating and maintenance	46,040	38,688	95,812	79,755
General and administrative	4,582	2,822	9,701	5,921
Interest	21,634	18,909	42,934	36,713
Depreciation and amortization	19,471	16,269	38,524	30,703
Impairment of real property	-	-	423	-
Impairment of assets held as General Partner	93	-	520	-
Total expenses	91,820	76,688	187,914	153,092
Income from operations	17,893	19,638	28,754	33,373
Equity in earnings (losses) of unconsolidated affiliates	(444)	(224)	(1,184)	(1,100)
Income before minority interest and discontinued operations	17,449	19,414	27,570	32,273
Minority interest	5,174	4,003	7,608	7,746
Income from continuing operations	12,275	15,411	19,962	24,527
Discontinued operations				
Income from operations of disposed properties, net of minority interest	-	954	103	1,599
Loss from early extinguishment of debt, net of minority interest	-	-	(852)	-
Gain (loss) on disposition of property, net of minority interest	(131)	2,729	320	2,689
Discontinued operations	(131)	3,683	(429)	4,288
Income before loss on disposition of property	12,144	19,094	19,533	28,815
Loss on disposition of property, net of minority interest	(10)	(16)	(10)	(245)
Net Income	12,134	19,078	19,523	28,570
Preferred dividends	(3,192)	(3,852)	(6,710)	(7,234)
Premium on Series B preferred stock repurchase	-	(5,025)	-	(5,025)
Net income available to common shareholders	$ 8,942	$ 10,201	$ 12,813	$ 16,311

Reconciliation from net income available to common shareholders to Funds From Operations:

Net income available to common shareholders	$ 8,942	$ 10,201	$ 12,813	$ 16,311
Preferred dividends – convertible preferred stock	1,842	2,502	4,010	5,779
Premium on Series B preferred stock repurchase	-	5,025	-	5,025
Depreciation – real property	18,933	16,611	37,377	31,606
Depreciation – real property, unconsolidated	564	65	1,113	437
Impairment of real property	-	-	423	-
(Gain) loss on disposition of property	10	16	10	245
Minority Interest	5,174	4,003	7,608	7,746
Minority Interest – income from discontinued operations	-	584	60	1,001
Loss from early extinguishment of debt in connection with sale of Candlewood Apartments	-	-	852	-
(Gain) loss on disposition of discontinued operations	131	(2,729)	(320)	(2,689)
FFO [(1)]	$35,596	$36,278	$63,946	$65,461

HOME PROPERTIES OF NEW YORK, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2003	**2002**	**2003**	**2002**
Weighted average shares/units outstanding:				
Shares – basic	28,289.8	26,053.3	27,881.7	25,451.2
Shares – diluted	28,807.6	26,449.6	28,307.2	25,773.9
Shares/units – basic[2]	44,473.7	42,013.0	44,044.6	41,422.5
Shares/units – diluted[2]	47,693.2	46,664.5	47,417.2	46,384.0
Per share/unit:				
Net income – basic	$.32	$.39	$.46	$.64
Net income – diluted	$.31	$.39	$.45	$.63
FFO – basic[3]	$.76	$.80	$1.36	$1.44
FFO – diluted[4]	$.75	$.78	$1.35	$1.41
AFFO[5]	$.63	$.67	$1.12	$1.18
Common Dividend paid	$.61	$.60	$1.22	$1.20

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from sales of property or non-cash real estate impairment charge, minority interest and extraordinary items plus depreciation from real property. This presentation assumes the conversion of dilutive common stock equivalents and convertible preferred stock. Other similarly titled measures may not be calculated in the same manner.

[2] Basic includes common stock outstanding plus operating partnership units in Home Properties of New York, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents and Series C through E (in 2003) and Series B through E (in 2002) convertible cumulative preferred stock, which can be converted into shares of common stock.

[3] FFO for the three months ended June 30, as computed for basic is gross FFO of $35,596 and $36,278 in 2003 and 2002, respectively, less convertible preferred dividends of $1,842 and $2,502 in 2003 and 2002, respectively. FFO for the six months ended June 30, as computed for basic is gross FFO of $63,946 and $65,461 in 2003 and 2002, respectively, less convertible preferred dividends of $4,010 and $5,779 in 2003 and 2002, respectively. Gross FFO for both the three- and six-month periods ended June 30, 2002, includes the premium on the Series B preferred stock repurchase of $5,025.

[4] FFO for the three months ended June 30, as computed for diluted is basic FFO of $33,754 and $33,776 in 2003 and 2002, respectively, plus the Series C - E convertible preferred dividend of $1,842 in 2003 and Series B – E convertible preferred dividend of $2,502 in 2002. FFO for the six months ended June 30, as computed for diluted is basic FFO of $59,936 and $59,683 in 2003 and 2002, respectively, plus the Series C - E convertible preferred dividend of $4,010 in 2003 and Series B – E convertible preferred dividend of $5,779 in 2002. Gross FFO for both the three- and six-month periods ended June 30, 2002, includes the premium on the Series B preferred stock repurchase of $5,025.

[5] Adjusted Funds From Operations ("AFFO") is defined as FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $525 per apartment unit. AFFO is computed by reducing FFO for each period by the share of annual reserve for each period of: $5,448 for second quarter 2003; $5,147 for second quarter 2002; $10,891 for the six months ended June 30, 2003; and $10,499 for the six months ended June 30, 2002. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

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HOME PROPERTIES OF NEW YORK, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data - Unaudited)

	June 30, 2003	December 31, 2002
Real estate	$2,661,769	$2,597,278
Accumulated depreciation	(292,780)	(257,284)
Real estate, net	2,368,989	2,339,994
Cash and cash equivalents	6,710	8,782
Cash in escrows	43,989	45,735
Accounts receivable	6,746	7,576
Prepaid expenses	11,054	19,046
Investment in and advances to affiliates	10,525	19,475
Deferred charges	8,794	9,093
Other assets	7,569	6,565
Total assets	$2,464,376	$2,456,266
Mortgage notes payable	$1,318,111	$1,300,807
Line of credit	39,000	35,000
Other liabilities	58,659	61,156
Total liabilities	$1,415,770	1,396,963
Minority interest	328,258	333,061
Stockholders' equity	720,348	726,242
Total liabilities and stockholders' equity	$2,464,376	$2,456,266
Total shares/units outstanding:		
Common stock	28,759.9	27,027.0
Operating partnership units	16,112.7	16,122.3
Series C convertible cumulative preferred stock*	991.7	1,983.5
Series D convertible cumulative preferred stock*	833.3	833.3
Series E convertible cumulative preferred stock*	632.9	749.4
	47,330.5	46,715.5

*Potential common shares

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For further information:

David Gardner, Senior Vice President and Chief Financial Officer, (585) 246-4113
Charis Copin, Vice President, Investor Relations, (585) 295-4237